

02041696

1159510


RECD S.E.C.
JUN 1 9 2002
1086

As furnished to the Securities and Exchange Commission on June 19, 2002

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Dated June 19, 2002

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Credit Suisse Group

Paradeplatz 8, P.O. Box 1, CH 8070 Zurich, Switzerland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F...X... Form 40-F......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes...... No...X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ....N/A..

CRGH

CREDIT SUISSE | FIRST BOSTON

Corporate Communications

CREDIT SUISSE FIRST BOSTON
45/F, Two Exchange Square
Hong Kong

PRESS RELEASE

For Immediate Release

Credit Suisse First Boston Responds to SEBI Ruling

Mumbai, June 17, 2002 — Credit Suisse First Boston has today been informed by the Securities and Exchange Board of India (SEBI) of its decision to suspend Credit Suisse First Boston India Securities for two years in relation to transactions that took place in 2000 and 2001. The suspension's effective date is April 18, 2001.

CSFB has strenuously defended its position during the SEBI enquiry. The Firm is reviewing the terms of the ruling carefully and shall consider all recourse available to it.

CSFB is very disappointed with this outcome. However, CSFB respects and will abide by the ultimate outcome of the Indian regulatory and legal process, as with the regulatory and legal process in all jurisdictions in which it operates globally.

The Firm remains committed to its Indian clients and its international clients investing in India, and looks forward to resuming its full range of services to those clients.

# # #

Credit Suisse First Boston (CSFB) is a leading global investment bank serving institutional, corporate, government and individual clients. CSFB's businesses include securities underwriting, sales and trading, investment banking, private equity, financial advisory services, investment research, venture capital and correspondent brokerage services. CSFB operates in over 89 locations across more than 37 countries on 6 continents. The Firm is a business unit of the Zurich-based Credit Suisse Group, a leading global financial services company. For more information on Credit Suisse First Boston, please visit our Web site at http://www.csfb.com.

Press Contact:	Tom Grimmer	CSFB – Hong Kong	Tel:	(852) 2101 6140
	Sharad Gupta	Genesis PR Mumbai	Tel:	(91) 98 203 44923

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP

By: D. Frick
Name: David Frick
Title: Managing Director

By: [signature]
Name: Colin Chambers [illegible]
Title: Managing Director

Dated: June 19, 2002